

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2015

<u>Via E-Mail</u>
Mr. Nils Ollquist
President and Chief Executive Officer
Borneo Resource Investments Ltd.
11/F Admiralty Centre, Tower 2
18 Harcourt Road, Admiralty
Hong Kong, China

> **Re: Borneo Resource Investments Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-54707**

Dear Mr. Ollquist:

We issued comments on the above captioned filings on December 23, 2014 and April 20, 2015. On August 17, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact George Schuler at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

Cc: Giovanni Caruso